EXHIBIT 3(i)(c)

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF

MONTANA MINING CORP.

Pursuant to Section 78.320 of the Nevada Revised Statutes, the undersigned person, desiring to amend the Articles of Incorporation of Montana Mining Corp., under the laws of the State of Nevada, does hereby sign, verify, and deliver to the Office of the Secretary of State of the State of Nevada these Articles of Amendment to the Articles of Incorporation for the above-named company (hereinafter referred to as the "Corporation"):

Pursuant to the provisions of Section 78.320, the amendments contained herein were duly approved and adopted by a majority of stockholders and by the board of directors of the Corporation.

The Articles of Incorporation of the Corporation were filed and approved by the Office of the Secretary of State of the State of Nevada on December 10, 1999; and

The Articles of Incorporation of the Corporation were first amended and filed with the Office of the Secretary of State of the State of Nevada on August 5, 2002; and

Pursuant to a unanimous written consent resolution of the board of directors dated August 12, 2004 and action taken by a majority of the stockholders in lieu of a meeting on August 20, 2004, the directors and stockholders of the Corporation approved the filing of these Articles of Amendment to increase the number of authorized common shares.

THEREFORE, the Fourth Article of the Articles of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

"FOURTH. The stock of the corporation consists of Common Stock in the amount of Five Hundred Million (500,000,000) shares having par value of $0.001 each and Preferred Stock in the amount of Five Million (5,000,000) shares having a par value of $0.001 each. There shall be no cumulative voting by shareholders. The description of the Preferred Stock with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and rights thereof shall be set by the board of directors."

The amendment to increase the number of authorized common shares was adopted by 3,200,000 shares, or 50.06%, of the 6,312,900 issued and outstanding shares of common stock entitled to approve such amendment.

The increase in the number of authorized common shares and authorized preferred shares will be effective on September 24, 2004 upon the filing of this amendment to the Articles of Incorporation of Montana Mining Corp. with the Office of the Secretary of State of the State of Nevada.

DATED this 20th day of August, 2004.

/s/ Ruairidh Campbell
Ruairidh Campbell, Chief Executive Officer and Director